

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 21, 2024

Tom L. Ward
Chief Executive Officer
Mach Natural Resources LP
14201 Wireless Way, Suite 300
Oklahoma City, OK 73134

  Re: Mach Natural Resources LP
    Draft Registration Statement on Form S-1
    Submitted August 14, 2024
    CIK No. 0001980088

Dear Tom L. Ward:

  This is to advise you that we do not intend to review your registration statement.

  We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Michael Purcell at 202-551-5351 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Energy & Transportation

cc: Michael Rigdon